LINUX GOLD CORP.
TERYL RESOURCES CORP
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
www.linuxgoldcorp.com

J O I N T N E W S R E L E A S E

Teryl Resources Corp.: TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

Linux Gold Corp.: OTC BB: LNXGF

DRILLING HAS COMMENCED ON FISH CREEK GOLD TARGETS

For Immediate Release, September 28, 2004, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) and Linux Gold Corp. (LNXGF - OTCBB) are pleased to announce that drilling has commenced on the Fish Creek Gold Target. The dual targets to drill are the placer target and the intrusive target, with the objective to test the lithology and to analyze for concentrations of precious/base metals. The Company will drill 25 vertical eight-inch diameter holes on two lines to explore the potential Fish Creek placer gold paystreak, and to test the two anomalies located last year by a magnetic survey (see Teryl Resources Corp. news release dated August 4, 2004 for details).

On 13 July 2004, twenty auger holes were drilled on Odden Creek, near a suspected buried intrusive. Several clustered holes (04A001,-002 & -003) on the west side of the Fish Creek property, including the one penetrating the intrusive, are anomalous in silver, lead, arsenic, and bismuth. These are important indicator elements for the Fort Knox intrusive-hosted gold deposit. Additionally, the one hole (04A010) penetrating graphitic slate is anomalous in zinc, arsenic, iron, sulfur and tungsten, possibly indicating a sulfide deposit. The Kinross Fort Knox deposit resulted in the discovery of 4 million ounces of gold at a grade of 0.03 au/opt.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100% interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims in Alaska. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks

Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Investor Relations
877-549-GOLD (4653)
604-681-2992
1070 – 777 Hornby Street
Vancouver, BC V6Z 1S4

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.